Filed pursuant to Rule 424(b)(3)

File No. 333-297289

RoboStrategy, Inc.

3,839,233 Shares of Common Stock

Supplement No. 1 dated August 13, 2026

to the

Prospectus and Statement of Additional Information dated August 7, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated August 7, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated August 7, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 28 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of July 31, 2026, is $11.32 per share of our common stock.

Portfolio

The following table sets forth certain information as of July 31, 2026, for each portfolio company in which we are currently invested. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $274,578,031.45 as of July 31, 2026.

Current Portfolio - As of July 31, 2026

Portfolio Company	Nature of	Security Type	Shares	Fair Value $	Investment Year	% of Net Assets
	Business
Standard Bots (a)(b)(c)	Industrial Automation	Direct ownership of Series C Preferred Stock	2,910,652	$86,999,970	2026	31.7%
Dyna, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series A Preferred Stock	1,491,163	$41,279,462	2025	15.0%
Figure AI, Inc. (a)(b)(c)(d)(e)	Humanoid Robotics	LP Interest in NV FigureAI Series B QP Partners LLC has economic exposure to Figure AI, Inc. Series B Preferred Stock	237,442	$38,194,079	2025	13.9%
Investment to be Announced *(a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed 1 Preferred Stock	1,804,429	$25,000,003	2026	9.1%
Apptronik, Inc. (a)(b)(c)(d)	Humanoid Robotics	LP Interest in AP 1125 Fund V, a series of Capital Factory, LP invested in Apptronik, Inc. Series A-1, A-2 and Seed 1 Preferred Stock	579,213	$20,564,974	2025	7.5%

Apptronik, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	513,046	$18,828,656	2025	6.9%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Preferred Stock	1,740,280	$13,993,891	2026	5.1%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Plus Stock	1,224,178	$11,440,311	2026	4.2%
Path Robotics, Inc. (a)(b)(c)	Industrial Automation	Direct ownership of Series D-2 Preferred Stock	773,660	$5,999,996	2025	2.2%
Prometheus Industries, Inc. (a)(b)(c)(d)	General Purpose Robotics	Direct ownership in RoboStrategy Prometheus LLC which has direct economic exposure to Prometheus Industries, Inc. Series B Preferred Stock	82,414	$3,500,000	2026	1.3%
Eccentric Machines, Inc. (a)(b)(c)	Robotics Infrastructure	Direct ownership of Series Seed Preferred Stock	2,076,915	$3,000,000	2026	1.1%
REK, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	1,875,891	$2,500,000	2025	0.9%
GMI Computing Ltd. (a)(b)(c)	Cloud Infrastructure	Direct ownership of Series B-2 Preferred Stock	780,889	$2,206,000	2025	0.8%
Cyan Robotics, Inc. (a)(b)(c)(d)(e)	Logistics	RoboStrategy DDGR LLC invested in Cyan Robotics, Inc. SAFE	1	$1,500,000	2026	0.5%
Nox Metals, Inc. (a)(b)(c)(e)	Advanced Manufacturing	Direct ownership SAFE instrument convertible equity at next equity financing	1	$750,000	2026	0.3%
Endiatx, Inc. (a)(b)(c)	Medical Robotics	Direct ownership of Series A Preferred Stock	285,322	$499,998	2025	0.2%
Allonic, Inc. (a)(b)(c)(e)	Robotics Infrastructure	Direct ownership of Pre-seed Preferred Stock	154,798	$291,500	2026	0.1%
Purple Rhombus LLC (a)(b)(c)(d)(e)	Defense Robotics	LP Interest in PU-1003 Fund I, a series of MV Funds, LP invested in Purple Rhombus LLC SAFE Note	1	$250,000	2025	0.1%

*	The Fund is subject to confidentiality obligations with respect to this investment and has therefore omitted the portfolio company's name. The Fund intends to disclose the name following the company's public announcement of its financing round.
(a)	Non-income producing security.
(b)	Level 3 securities fair valued using significant unobservable inputs.
(c)	Restricted investments as to resale.
(d)	The Fund has a direct investment in an SPV which has a direct or indirect investment in an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Fund, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.
(e)	Simple Agreement for Future Equity ("SAFE"). Upon a qualified equity financing, the SAFE will convert into preferred shares of the issuer in accordance with its terms.

The portfolio information presented above is as of our latest monthly NAV, July 31, 2026, and reflects the Fund's holdings as of that date, including investments made after the close of the Fund's most recent semi-annual reporting period.

Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $274,578,031.45 as of July 31, 2026. The Fund intends to update this information on a monthly basis.

Fair values are determined in good faith in accordance with valuation procedures established by the Fund's Board of Directors and are inherently subjective. Fair value determinations involve significant unobservable inputs and reflect good faith judgments based on available information. Accordingly, there can be no assurance that the fair values reflected above would approximate the prices at which the Fund could sell these securities.

Between June 30, 2026, and July 31, 2026, we acquired investments in the following Portfolio Companies:

Eccentric Machines, Inc. builds AI-powered actuators and motion-control software for robotics. Its Sentor™ system pairs self-correcting actuators with on-joint sensing and a control layer that coordinates multiple joints in real time. This technology gives the robots a fast, reflex-like "subconscious" because the central AI model doesn't have to micromanage every movement. The overall result is smoother, more precise, and more efficient motion, with new behaviors deployed through software rather than hardware swaps.

Prometheus Industries, Inc. is an AI startup founded by Jeff Bezos in November 2025, where he serves as co-CEO alongside Vik Bajaj. Based in San Francisco with offices in London and Zurich, the company is building what Bezos calls an "artificial general engineer," providing AI tools to help engineers design and manufacture physical objects faster. Prometheus targets sectors like aerospace, automotive, chip manufacturing, and drug design.